Exhibit 99.1

Sundial enters Atlantic Canada with first shipment to Nova Scotia

CALGARY, Sept. 17, 2019 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial") continues to expand its reach from coast-to-coast with its first completed shipment of high-quality cannabis to Nova Scotia's alcohol and cannabis retailer.

"Nova Scotia has done a tremendous job within the first year of legalization resulting in strong consumer demand for high quality cannabis products," said Andrew Stordeur, President of Sundial's Canadian operations. "The Nova Scotia Liquor Corporation (NSLC) retail experience is grounded in social responsibility and consumer education, which has positioned Nova Scotia as the leader in per capita consumption. The Sundial brands look to support this success and build momentum in this province by offering consumers the premium products and exceptional cannabis experiences they deserve."

Sundial is offering its high-quality cannabis products in 12 NSLC locations, including one dedicated cannabis store. Nova Scotia is the only province to sell both cannabis and beverage alcohol in the same stores.

For Sundial, this is the sixth province to receive its 'craft-at-scale', small batch,  high-quality cannabis. Sundial is now available coast-to-coast with products already in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario.

The Sundial brand offers five product lines: Calm, Ease, Flow, Lift and Spark. Each line is focused on meeting specific needs with tailored product offerings that provide a consistent consumer experience.

The first Sundial products available to consumers in the region will be 1g and 3.5 g containers of Zen Berry, Lemon Riot and Citrus Punch from Sundial's Calm and Lift product lines. In addition, Sundial expects products from its award-winning Top Leaf brand will be available to consumers in Nova Scotia by the end of the year.

For more information about Sundial, visit www.sndlgroup.com and follow us on Twitter @SundialCannabis, Instagram @SundialCannabis, LinkedIn @SundialCannabis and Facebook @SundialCommunity.

About Sundial Growers Inc.

Sundial proudly crafts pioneering cannabis brands to Heal, Help and Play:

  Heal - cannabis products used as prescription medicine
  Help - cannabis products that strive to promote health and wellness through CBD
  Play - cannabis products to enhance social, spiritual and recreational occasions

Sundial has facilities in Canada and the United Kingdom and provides quality and consistent products consumers can trust.

In Canada, we grow 'craft-at-scale' cannabis using purpose-built modular facilities and award-winning genetics. Sundial's flagship production facility is located in Olds, Alberta with a second facility in Rocky View, Alberta. We have commenced construction of our next purpose-built facility in Merritt, British Columbia.

In the United Kingdom, we grow high-quality traceable plants, including hemp, ornamental flowers and edible herbs, in over 1.5 million square feet of state-of-the-art environmentally friendly, indoor facilities. Bridge Farm has three facilities in Spalding with another currently under construction.

We employ nearly 1,000 employees globally, full-time and seasonal, bringing economic benefits to the local communities in which we operate.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 08:00e 17-SEP-19